LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to fax no: 020 7880 5111
Our Ref: AEM/cp/cosec/stockexch/ann/2711sec
Your Ref:

17 January 2002

BY SWIFTAIR
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO.82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company today.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

Ann E Mantz (Mrs)
<u>Company Secretary</u>

cc Mr Brian Teitelbaum (Citibank)

dlw 2/19

Ashley (Laura) Hldgs PLC
16 January 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

   Laura Ashley Holdings plc

2. Name of director

   Dr Khoo Kay Peng

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   as above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Bonham Industries Limited

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

   n/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary acquisition of shares

   Acquisition of shares

7. Number of shares/amount of stock acquired

   500,000

8. Percentage of issued class

   0.08%

9. Number of shares/amount of stock disposed

   n/a

10. Percentage of issued class

    n/a

11. Class of security

Ordinary shares of 5p each

12. Price per share

    22.5p

13. Date of transaction

    15 January 2002

14. Date company informed

    16 January 2002

15. Total holding following this notification

    55,906,867

16. Total percentage holding of issued class following this notification

    9.37%

If a director has been granted options by the company please complete the following boxes

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification

26. Date of Notification...

    16 January 2002